THE MED-DESIGN CORPORATION
                 SUPPLEMENT TO PROSPECTUS DATED APRIL 15, 1997
                  RELATING TO 1,209,000 SHARES OF COMMON STOCK


                             Dated: April 29, 1997

        The Prospectus dated April 15, 1997 is amended by deleting the last sentence of "SELLING SECURITY HOLDERS -- Private Placement of Common Stock" which appears on page 21 of the Prospectus and replacing it with the following sentences:

In addition, the Placement Agent has designated Mr. Jolly to serve as a member of the Board of Directors of the Company and the Board of Directors has so appointed Mr. Jolly as a member of the Board of Directors of the Company on April 28, 1997.